SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                     Advanced Switching Communications, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0025 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    00757V106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [x]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G
CUSIP No. 00757V106                                            Page 2 of 9 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BAKER COMMUNICATIONS FUND, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                a.    [ ]
                                                b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
                                                    10,891,528
Number of Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting Person            7             Sole Dispositive Power
    With                                            10,891,528

                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,891,528

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    25.86%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 00757V106                                            Page 3 of 9 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BAKER CAPITAL PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group*

                                                a.    [ ]
                                                b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
                                                    10,891,528
Number of Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting Person            7             Sole Dispositive Power
    With                                            10,891,528

                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,891,528

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    25.86%

12       Type of Reporting Person*

                  OO, IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages


Item 1(a)         Name of Issuer:

                  Advanced Switching Communications, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  8330 Boone Boulevard, Vienna, VA 20814.

Item 2(a)         Name of Person Filing:

                  This statement if filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Baker Communications Fund, L.P., a Delaware limited partnership ("Baker Fund"); and

                  (ii)  Baker  Capital   Partners,   LLC,  a  Delaware   limited
                        liability company ("Baker Partners").

                  This statement relates to Shares (as defined herein) held for the account of Baker Fund. Baker Partners serves as the sole general partner of Baker Fund. The following individuals serve as managers of Baker Partners: Henry
G. Baker; John C. Baker; Lawrence A. Bettino; Ashley Leeds and Edward W. Scott.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of Baker Fund and Baker Partners is located at 540 Madison Avenue, New York, NY 10022.

Item 2(c)         Citizenship:

                  i)    Baker Fund is a Delaware limited partnership; and

                 ii)    Baker Partners is a Delaware limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.0025 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  00757V106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 9 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the 10,891,528 Shares held for the account of Baker Fund.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 25.86% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Baker Fund:
-----------

(i)      Sole power to vote or to direct the vote:                    10,891,528

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:       10,891,528

(iv)     Shared power to dispose or to direct the disposition of:              0

Baker Partners:
---------------

(i)      Sole power to vote or to direct the vote:                    10,891,528

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:       10,891,528

(iv)     Shared power to dispose or to direct the disposition of:              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The partners of Baker Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Baker Fund in accordance with their partnership interests in Baker Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                               Page 6 of 9 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                               Page 7 of 9 Pages
s

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2001

                                               BAKER COMMUNICATIONS FUND, L.P.

                                               By:  Baker Capital Partners, LLC,
                                                    Its General Partner


                                               By: /S/ JOHN C. BAKER
                                                   -----------------------------
                                                   Name:    John C. Baker
                                                   Title:   Manager


                                               BAKER CAPITAL PARTNERS, LLC


                                               By: /S/ JOHN C. BAKER
                                                   -----------------------------
                                                   Name:    John C. Baker
                                                   Title:   Manager

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------

A.   Joint Filing Agreement,  dated as of February 9, 2001, by and between Baker Communications Fund, L.P. and Baker Capital Partners,
     LLC                                                                    9